Filer: Vishay Intertechnology, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: General Semiconductor Inc.
                                                   Commission File No. 001-05442


                                            Contact: Richard N. Grubb, Executive
                                                        Vice President and Chief
                                                            Financial Officer or
                                                                Robert A. Freece
                                                           Senior Vice President
                                                                    610/644-1300

                   Vishay Critical of General Semiconductor's
                    Response to Proposed Business Combination

MALVERN, Pennsylvania - April 24, 2001- Vishay Intertechnology, Inc. (NYSE: VSH) announced today that in a letter to the Board of Directors of General Semiconductor (NYSE: SEM), Dr. Felix Zandman, Chairman of the Board and C.E.O. of Vishay, expressed disappointment with General Semiconductor's rejection last week of Vishay's proposal for a business combination of the two companies. Under the Vishay proposal, first disclosed on April 2, 2001, Vishay would acquire General Semiconductor through a tax free stock-for-stock transaction, in which the stockholders of General Semiconductor would receive one Vishay share for every two General Semiconductor shares.

The text of Dr. Zandman's letter to the Board of Directors of General Semiconductor follows:

"I was very disappointed to receive your response to my letter of April 2, 2001, in which I proposed a business combination of our two companies. Vishay has proposed, subject to due diligence and other standard conditions, to acquire General Semiconductor through a tax free stock-for-stock transaction, in which the stockholders of General Semiconductor would receive one Vishay share for every two General Semiconductor shares. Based upon the relationship between the stock prices of our two companies since we first announced our proposal, we believe that the market is receptive to this proposed business combination and that it should be vigorously pursued.

"As I stated in my letter, we are prepared to meet at any time with you and your management to discuss our proposal and to explain why we believe that the transaction is in the best interests of General Semiconductor, Vishay, our respective stockholders and our other constituencies. Frankly, I do not understand how you can reject our proposal without having had any serious contacts with us, without any substantive discussion and without negotiation. I fail to see how such inaction is consistent with your fiduciary duties to General Semiconductor and its stockholders, let alone how you can dismiss our offer as not being in the best interests of stockholders.

"Let me emphasize again why we believe a business combination between Vishay and General Semiconductor makes so much sense.

o Our product offerings are complementary. Combining the two will create the premier line of discrete electronic components, from passives devices to signal processing circuits to power regulators and voltage rectifiers.

o In combination with Vishay, General Semiconductor will be able to pursue product development in emerging MOSFET technologies. As we have indicated to you, our tests have shown that General Semiconductor's trench MOSFET products are currently infringing on the patented technology of our subsidiary. Our subsidiary does not intend to ignore such infringement, and will take all required action to protect this important intellectual property asset.

o The market for electronic components has softened, as evidenced by first quarter results across our industry. To maintain and enhance stockholder value in these uncertain times requires a renewed focus on cost-cutting, operational efficiencies and product synergies. The combination of our operations will provide opportunities for achieving these objectives that are not available to General Semiconductor on a stand-alone basis.

o Vishay has a strong balance sheet with a net cash position, notwithstanding the current industry slowdown. This balance sheet will enable the combined company to pursue opportunistic acquisitions and capital expansion that are likely foreclosed to General Semiconductor in its weaker financial circumstances.

"We believe that there is strong stockholder support for a proposal to combine our companies. We are confident that General Semiconductor stockholders want their board to seriously consider our proposal, with diligence that must include in-depth discussions and negotiations between our two companies.

"I again invite you promptly to arrange a meeting with us to explore the merits of our proposal. But if this board is unwilling to do so, then allow stockholders the opportunity to elect one that will. As a stockholder of General Semiconductor, we are prepared to propose an alternative slate of directors at the company's upcoming annual meeting that will be committed to a fair and thorough evaluation of our proposal consistent with the directors' fiduciary duties. The by-laws that you have adopted preclude us from presenting our slate at the meeting. But you can amend those by-laws now, adjourn the meeting to allow for adequate circulation of our materials and let the stockholders decide.

"I look forward to hearing from you.

                                              Very truly yours,

                                              Dr. Felix Zandman
                                              Chairman and Chief Executive
                                              Officer"

Vishay, a Fortune 1,000 Company with annual sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IRDCs (infrared communication devices), and power and analog switching integrated circuits. The Company's components are vital to electronic operations and can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 60 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan (ROC), China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com

Statements contained herein that relate to Vishay's future performance, including, without limitation, statements of the expected benefits of the business combination with General Semiconductor, are forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations only, and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: changes in the demand for, or in the mix of the Company's products and services; recessionary trends in general or in the specific areas where the Company sells the bulk of its products; competitive pricing and other competitive pressures; cancellation of a material portion of the orders in the Company's backlog; difficulties in expansion and/or new product development, including capacity constraints and skilled personnel shortages; drops in average sales prices; changes in laws, including trade restrictions or prohibitions and the cancellation or reduction of government grants, tax benefits or other incentives; currency exchange rate fluctuations; labor unrest or strikes; underutilization of plants and factories in high labor cost regions and capacity constraints in low labor cost regions; difficulties in obtaining items needed for the production of the Company's products; quality deviations in raw materials; significant price increases in, or the inability to obtain adequate supplies of, tantalum or palladium; the availability of acquisition opportunities on terms considered reasonable by the Company; and such other factors affecting the Company's operations, markets, products, services and prices as are set forth in its December 31, 2000 Report on Form 10-K filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing is a proposal which has not been agreed to by General Semiconductor and is subject to diligence and other customary conditions. If Vishay proceeds with the proposed transaction, it will file appropriate disclosure materials with the Securities and Exchange Commission. General Semiconductor may also be required to file documentation with the SEC. Investors and security holders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and security holders may obtain a free copy of this documentation (when and if available) and other documents filed by Vishay and General Semiconductor with the SEC at the SEC's website at www.sec.gov. The transaction documentation, if and when it is filed, and other documents of

Vishay may also be obtained from Vishay upon request by directing such request to Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355-2121, tel.: (610) 644-1300, Attention: Corporate Secretary.

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